Exhibit 12

WYNN RESORTS, LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Period from April 21, 2000 (date of inception) to December 31, 2000(1)	Year Ended December 31,
		2001(1)	2002(1)	2003(1)
	(in thousands, except per share amounts)
Pretax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(10,616)	(17,726)	(32,579)	(52,021)
Add: Fixed charges	6,344	35	15,420	96,307
Less: Interest capitalized	6,325	—	13,507	87,256

Earnings as adjusted	(10,597)	(17,691)	(30,666)	(42,970)

Interest expensed	17	28	1,897	9,031
Interest capitalized	6,325	—	13,507	87,256
Interest in rental expense	2	7	16	20

Total Fixed Charges	6,344	35	15,420	96,307

Earnings to Fixed Charges	(1.67)	(505.46)	(1.99)	(0.45)

Deficiency Amount	(16,941)	(17,726)	(46,086)	(139,277)

(1)	Wynn Resorts, Limited’s earnings were insufficient to cover fixed charges by $16.9 million, $17.7 million, $46.1 million and $139.3 million for the period from inception to December 31, 2000, and for the years ended December 31, 2001, 2002 and 2003, respectively.